JONES, JENSEN
                                 & COMPANY, LLC

                  CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

March 14, 2000

Mr. Eli Liebowitz
289 Starling Road

Englewood, New Jersey 07631

Dear Mr. Liebowitz:

We have appreciated serving as Wasatch International Corporation's (Wasatch) accounting firm in the past. However, due to the completion of the McGladry & Pullen Network Client Acceptance Checklist we are unable to help Wasatch with its current accounting and auditing needs. We hope that this will allow Wasatch to seek another accounting firm which may better meet your needs.

We will be glad to assist Wasatch and its new accountants in making this transition as smooth as possible.

We have included a check to Wasatch for $3,076.25 that was paid to us as a retainer for future auditing services.

Sincerely,

Jones, Jensen & Company